Exhibit 7.1

Tenaris – Total liabilities to Total assets ratio

Thousands of U.S. Dollars	31-Dec-08	31-Dec-07	31-Dec-06
Total liabilities	6,398,825	7,714,737	6,893,612
Total assets	15,100,712	15,244,587	12,595,242

Ratio	0.42	0.51	0.55

Tenaris – Current debt to Total debt ratio

Thousands of U.S. Dollars	31-Dec-08	31-Dec-07
Current debt	1,735,967	1,150,779
Total debt	2,977,015	4,020,245

Ratio	0.58	0.29